June 2, 2006

Mr. David M. McClanahan
President and Chief Executive Officer
CenterPoint Energy, Inc.
1111 Louisiana St.
Houston, TX 77002

      Re: **CenterPoint Energy, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 16, 2006
                File No. 1-31447

Dear Mr. McClanahan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                James Allegretto
                Senior Assistant Chief Accountant